Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2004

AEGON N.V.

50 AEGONplein

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated June 9, 2004, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: June 9, 2004	By:	/s/ E. Lagendijk
E. Lagendijk Senior Vice President and General Counsel